Mail Stop 6010

March 12, 2007

Mr. Carl E. Sassano
Transcat, Inc.
Chief Executive Officer
35 Vantage Point Drive,
Rochester, New York 14624

Re: Transcat, Inc.
Form 10-K for the Fiscal Year Ended March 25, 2006
File No. 000-03905

Dear Mr. Sassano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant